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PART III

SEC FILE NUMBER
8-44779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020   AND ENDING December 31, 2020

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Associates Investment Management, LLC   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

436 Seventh Avenue, Koppers Building, 27th Floor

(No. and Street)

Pittsburgh	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC

(Name – if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brad J Marshall _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Associates Investment Management, LLC _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2020

CONTENTS



Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
   Hunter Associates Investment Management, LLC
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Hunter Associates Investment Management, LLC** ("Company") as of December 31, 2020, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained on pages 14 through 16 have been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplementary information is the responsibility of Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information.

In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LAuy & Co., LLc

We have served as the Company's auditor since 1999.

Pittsburgh, Pennsylvania
February 26, 2021

ASSETS

Cash and Cash Equivalents	$	1,307,926
Due From Clearing Broker		234,204
Securities Owned – At Fair Value		250,372
Prepaid and Other Assets		186,591
Security Deposit		100,000
Furniture, Equipment, and Leasehold Improvements – At Cost, Less Accumulated Depreciation of Approximately $1.4 Million		524,073
Right-To-Use Asset Accumulated Amortization of Approximately $499,000		1,698,554
Total Assets	$	4,301,720

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts Payable, Accrued Expenses and Other Liabilities	$	756,573
Right-To-Use Asset Liability		1,728,763
Total Liabilities		2,485,336
Total Members' Equity		1,816,384
Total Liabilities and Members' Equity	$	4,301,720

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

REVENUE

Revenue from Contracts with Customers

Investment Advisory Fees	$ 4,551,428
Mutual Fund Commissions and Fees	2,056,379
Commissions and Fees	1,297,308
Other	312,926
Total Revenue from Contracts with Customers	8,218,041
Net Dealer Principal Gains	9,205
Interest and Dividends	9,389
Total Revenue	8,236,635

EXPENSES

Employee Benefits and Compensation	5,995,524
Other	661,666
Occupancy and Equipment Rentals	337,508
Professional Fees	241,594
Commissions and Clearing Charges to Other Brokers	225,388
Communications	138,400
Regulatory Fees	73,771
Interest	670
Total Expenses	7,674,521
Net Income	$ 562,114

The accompanying notes are an integral part of these financial statements.

	Preferred Units	Common Units	Total Members' Equity
Balance – December 31, 2019	$ 400,000	$ 1,682,133	$ 2,082,133
Redemption of Units	(400,000)	(135,000)	(535,000)
Distributions to Members'	(12,000)	(280,863)	(292,863)
Net Income	12,000	550,114	562,114
Balance – December 31, 2020	$ -	$ 1,816,384	$ 1,816,384

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES

Net Income	$	562,114
Non-Cash Items Included in Net Income		
Depreciation Expense		103,880
Right-To-Use Operating Lease Amortization		13,052
Changes In		
Due From Clearing Broker		98,641
Securities Owned		315,696
Prepaid and Other Assets		(31,621)
Accounts Payable, Accrued Expenses, and Other Liabilities		573
Net Cash and Cash Equivalents From Operating Activities		1,062,335
INVESTING ACTIVITIES		
Furniture and Equipment Acquired		(10,160)
FINANCING ACTIVITIES		
Redemption of Units		(535,000)
Distribution to Members		(292,862)
Net Cash and Cash Equivalents From Financing Activities		(827,862)
Net Increase in Cash		224,313
Cash and Equivalents – Beginning		1,083,613
Cash and Equivalents - Ending	$	1,307,926

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$	670

The accompanying notes are an integral part of these financial statement.

1 – ORGANIZATION

Hunter Associates Investment Management, LLC ("Company") is a subsidiary of Hunter Associates Holdings, LLC (the "Parent"). The Company was incorporated in January 2016 and was organized under the laws of the state of Delaware.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

We are not presently aware of any events or circumstances arising from the ongoing outbreak of the Coronavirus disease that would require the Company to update the estimates, judgments, or revise the carrying value of the assets or liabilities. The estimates may change, as new events occur and additional information is obtained. Any such changes will be recognized in the financial statements. Actual results could vary from the estimates that were used.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the difference in settlement date versus trade date reporting is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker).

Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC").

At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

For the purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing broker to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2020, amounted to $103,880.

Lease Accounting

Effective January 1, 2019, the Company adopted the lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, leases (Topic 842). The Company accounted for its existing operating leases as an operating lease under the new guidance. As a result of the adoption of the lease accounting guidance, an operating lease asset and liability were recorded.

Revenue Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows:

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed in advance of the quarter and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Mutual Fund Commissions and Fees – The Company receives trailing commissions and other fees from mutual fund companies as a way of compensation for distributing interests in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the contract, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

Brokerage Commissions and Other Fees – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and similar state statuses. The partners are taxed on their proportionate share of the partnership's taxable income. Therefore, no provisions or liability for federal or state income taxes is included in the financial statement.

GAAP prescribes rules for the recognition, measurement, classification and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was $23,436 in 2020 and is included in the accompanying statement of income under the caption "Other" expenses.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2020 and through February 26, 2021, the date the financial statements were available to be issued.

3 – FAIR VALUE

Fair Value Hierarchy

FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the

3 – FAIR VALUE (CONTINUED)

Fair Value Hierarchy (Continued)

most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2020.

Money Market Mutual Funds are valued at closing price reported on the active market on which the individual securities are traded.

3 – FAIR VALUE (CONTINUED)

Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Mutual Fund	$ 250,372	$	$	$ 250,372

There were no transfers between Level 1 and Level 2 during the year.

4 – DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2020 consisted approximately of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	234,204
	$ 334,204

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

5 – RELATED PARTY

In 2019, the Company established a 100% subsidiary, Hunter Private Capital I, LLC ("HPC"), organized under the laws of the State of Delaware. HPC's purpose is to provide management services to a private investment entity with common ownership, not majority, of the Parent company. During 2020, the Company earned management fees of $9,125. The private investment entity has not been consolidated with the operations of the Company as the investment is not significant to the operations of the Company.

6 – RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") that covers all employees that meet the eligibility requirements, as defined. The Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. The Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $117,000 for the year ended December 31, 2020.

7 – DISCLOSURE OF OPERATING LEASE INFORMATION

The Company leases office equipment and its facilities for various terms under long-term operating lease agreements. The leases expire at various dates through 2028 and provide for renewal options. The Company evaluates the renewal terms based on their operating requirements. Generally, the Company does not consider any additional renewal periods to be reasonably certain to be exercised.

7 – DISCLOSURE OF OPERATING LEASE INFORMATION (CONTINUED)

The following is an approximate maturity analysis due under operating lease liabilities as of December 31, 2020:

Year Ending December 31,	Operating
2021	315,900
2022	303,100
2023	297,800
2024	234,800
2025	238,900
Thereafter	593,300
	1,983,800
Less Effects of Discounting	(255,037)
Lease Liability Recognized	$1,728,763

Other Information
As of December 31, 2020, the weighted-average remaining lease term for all operating leases is 3.7 years.

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted-average discount rate associated with operating leases as of December 31, 2020 is 4%.

8 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2020, the Company's net capital under the uniform net capital rule was approximately $1.1 million which exceeded the minimum capital requirements by approximately $850,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020, was .69 to 1.

9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts.

In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. All unsettle trades were closed subsequent to December 31, 2020, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania and Ohio; accordingly, they are subject to the economic environment of this geographic area. No off-balance-sheet credit risk exists with respect to these securities and collateral is not obtained.

10 – CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management, no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statements.

11 - RISKS AND UNCERTAINTIES

The Company's operations may be affected by the ongoing outbreak of the Coronavirus Disease. The disruption to the Company's revenue, caused by the outbreak, is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. While a great amount of uncertainty exists, management is confident that the Company has enough funds in reserve to sustain operations. The Company has been carefully monitoring the situation and evaluating different options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2020

NET CAPITAL
Stockholder's Equity $ 1,816,384

Deductions
Nonallowable Assets:
Security Deposit $ 101,078
Other Assets   86,641
Furniture and Equipment, Net   524,073
Haircuts on Securities Owned   5,007   716,799

Net Capital $ 1,099,585

AGGREGATE INDEBTEDNESS
Accounts Payable, Accrued Expenses and Other Liabilities $ 756,573

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Net Capital Requirement (Greater of 6 ⅔% of Aggregate
        Indebtedness or $250,000) $ 250,000
Net Capital in Excess of Amount Required   849,585

Net Capital $ 1,099,585

Ratio of Aggregate Indebtedness to Net Capital   .69 to 1

See independent auditors' report on supplementary information.

RECONCILIATION WITH COMPANY'S COMPUTATIONS
(Included in Part II of Form X-17A-5 as of December 31, 2020

**Net Capital, as Reported in Company's Part II (Unaudited) Focus Report,
as Originally Filed** $ 1,099,585

Difference -

Net Capital, as Reported in the Audited Financial Statements $ 1,099,585

See independent auditors' report on supplementary information.

Hunter Associates Investment Management, LLC
EXEMPTION REPORT - SEC Rule17a-5(d) (4)
FOR THE PERIOD OF JANUARY 1, 2020 TO DECEMBER 31, 2020

I, Brad J. Marshall, Chief Financial Officer of Hunter Associates Investment Management, LLC hereby state that we met the broker dealer identified exception provisions pursuant to the U.S. security and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. §240.17a-5 of the U.S. Securities and Exchange Commission throughout the fiscal period covering January 1, 2020 throughout December 31, 2020.

Hunter Associates Investment Management, LLC claims exemption from Rule 15c3-3 under provisions (k) (2) (ii) as customer transactions are cleared through another broker-dealer (Pershing, LLC) on a fully disclosed basis.

There were no exceptions noted during the period January 1, 2020 through December 31, 2020.

Chief Financial Officer
February 26, 2021

HUNTER ASSOCIATES INVESTMENT MANAGEMENT, LLC
(A Subsidiary of Hunter Associates Holdings, LLC)

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2020